ZEN Graphene Solutions Announces

Completion of Change of Classification on the TSX Venture
Exchange to Industrial, Technology, Life Sciences Issuer

Guelph, ON - October 14, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, nanotechnology company focused on next-gen healthcare solutions, is pleased to announce that, further to its press release dated August 26, 2021, it has received final approval from the TSX Venture Exchange ("TSXV") to change its classification on the TSXV from a "mining issuer" to an "industrial, technology, or life sciences issuer." The change of classification was approved by the shareholders of the Company on September 27, 2021, in accordance with the rules and policies of the TSXV.

Given the Company's focus on commercializing nanotechnology-enabled, next-gen healthcare solutions in the areas of prevention, detection and treatment - and its work in other areas using graphene compounds - the Company believes the change in classification on the TSXV better reflects the current core business of the Company. The change of industry classification will be effective on the TSXV as of market open on October 18, 2021.

About ZEN Graphene Solutions Ltd.

ZEN is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection and treatment. ZEN is currently focused on commercializing ZENGuardTM, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The Company also has an exclusive agreement to be the global commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Brian Bosse, Chief Financial Officer

Tel: 1(844) 730-9822

Email: brian@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.